KAL CAPITAL MARKETS, LLC
(A California Limited Liability Company)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2025,
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70053

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KAL Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3738 Bayer Avenue, Suite 103
(No. and Street)

Long Beach	CA	90808
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Trevor Bohn	(949) 404-4203	trevor@kalcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

650 Town Center Drive #740	Costa Mesa	CA	92626
(Address)	(City)	(State)	(Zip Code)

09/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trevor Bohn _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KAL Capital Markets LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Partner & CCO _____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of securitybased swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

KAL CAPITAL MARKETS, LLC
(A California Limited Liability Company)

TABLE OF CONTENTS

Year Ended December 31, 2025



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of KAL Capital Markets, LLC
Long Beach, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KAL Capital Markets, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2018.

New York, New York
February 16, 2026

KAL Capital Markets LLC
(A California Limited Liability Company)
Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	3,283,553
Right of use asset		509,934
Fixed assets		431,275
Other assets		18,082
TOTAL ASSETS	**$**	**4,242,844**

LIABILITIES

Accrued expenses	$	333,974
Operating lease liability		509,934
Other liabilities		5,687
TOTAL LIABILITIES	**$**	**849,595**
EQUITY	**$**	**3,393,249**
TOTAL LIABILITIES AND EQUITY	**$**	**4,242,844**

*See Accompanying Notes to Financial Statements

KAL Capital Markets LLC
(A California Limited Liability Company)
Notes to Financial Statements
Year Ended December 31, 2025

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

KAL Capital Markets LLC (the "Company") was incorporated in the State of California on December 19, 2016 and on February 15, 2018, approved by the Financial Industry Regulatory Authority ("FINRA") and the Securities Exchange Commission ("SEC") to operate as a broker-dealer under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business of conducting investment banking, business valuations and consulting, and private placements. The Company does not hold customer funds or securities.

Under its membership agreement, dated August 5, 2020, the Company will not claim an exemption SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073. The Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts (as defined in Rule 15c3-3).

Each member's liability is limited to its respective capital contributions, except as so otherwise required by law. The term of the Company shall continue in perpetuity, unless dissolved as provided in the operating agreement.

Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash & Cash Equivalents:</u> The Company maintains its cash in bank accounts, which at times, may exceed federally insured limits. Management believes it is not exposed to any significant risk on its cash balances. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At December 31, 2025, the Company had approximately $3,033,553 in excess of the FDIC insured limit of $250,000.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Current Expected Credit Losses: The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-10, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. The Company has no allowance for credit losses as of December 31, 2025.

Fixed Assets:

Fixed assets are reported at costs less accumulated depreciation. Vehicles are depreciated using the straight-line method with useful lives of 5 years. Leasehold improvements are depreciated at the lesser of their useful lives or the lease term.

Leases:

The Company accounts for leases in accordance with FASB ASC 842, Leases. The Company is a lessee for office space and evaluates whether an arrangement is or contains a lease at contract inception and upon modification of existing contracts. At lease commencement, the Company recognizes a lease liability and a corresponding right-of-use ("ROU") asset.

Lease liabilities are measured at the present value of future lease payments and are remeasured upon lease modification (when not accounted for as a separate contract) or reassessment of the lease term. The discount rate used is the implicit rate, when readily determinable; otherwise, the Company uses its incremental borrowing rate. The incremental borrowing rate reflects the rate the Company would pay to borrow, on a collateralized basis, an amount equal to the lease payments under similar terms and economic conditions, based on observable market data adjusted for collateral and payment terms.

ROU assets are initially measured at the amount of the lease liability, adjusted for lease payments made at or before commencement, lease incentives received, and initial direct costs. Subsequently, ROU assets are measured at the carrying amount of the lease liability, adjusted for unamortized initial direct costs, prepaid or accrued lease payments, and unamortized lease incentives, unless impaired. Lease cost is recognized on a straight-line basis over the lease term.

Short-term leases. The Company has elected not to recognize ROU assets or lease liabilities for leases with a term of 12 months or less at commencement that do not include a purchase option reasonably certain to be exercised. As of and for the year ended December 31, 2025, the Company had no short-term leases.

Note 2: INCOME TAXES

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's management does not believe that any current tax positions would result in an asset or a liability for taxes being recognized in the accompanying financial statements.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax position as a component of income tax expense.

In 2021 California passed AB 150 which included a law that allows entities taxed as a partnership or an "S" corporation to annually elect to pay an elective tax at a rate of 9.3 percent based on its qualified net income. The law allows a credit against the personal income tax to a taxpayer, other than a partnership, that is a partner, shareholder, or member of a qualified entity that elects to pay the elective tax, in an amount equal to 9.3 percent of the partner's, shareholder's, or member's pro rata share or distributive share of income subject to the election made by the qualified entity. The Company made this election in 2021.

Note 3: LEASE COMMITMENTS

The Company holds one operating lease for office space with a five-year term and a commencement date of December 29, 2025. The future undiscounted lease payments for the lease as of December 31, 2025 are as follows:

2026	$ 88,668
2027	$ 121,771
2028	$ 125,424
2029	$ 129,186
2030	$ 133,062
Total undiscounted lease payments	**$ 598,111**
Less: imputed interest	$ (88,177)
Net lease liabilities	**$ 509,934**

The lease agreement does not contain any material residual value guarantees, restrictions, or covenants.

In determining the discount rates the Company used the incremental borrowing rate of 6% based on the information available at commencement date to calculate the present value of lease payments.

Note 3: LEASE COMMITMENTS (CONT.)

The following table presents the Company's right-of-use asset and lease liability for the period indicated:

	December 31, 2025
Assets	
Total right-of-use assets - Operating leases	$509,934
Liabilities	
Total lease liabilities - Operating leases	$509,934

The Company's right-of-use asset and lease liability are included in the Company's Statement of Financial Condition.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2025 the Company had net capital of $2,943,892 which was $2,921,248 in excess of its required net capital of the greater of $5,000 or $22,644 (6-2/3% of $339,661 aggregate indebtedness) and a percentage of aggregate indebtedness to net capital of 11.5%.

Note 5: DISCRETIONARY PROFIT SHARING PLAN

The Company has established a discretionary Profit Sharing Plan (the "Plan") for the benefit of its eligible employees. The Plan accepts employer contributions one time during the year and contributions are discretionary as to whom and the amount. The Plan is managed by and under the trusteeship of the Company's members.

KAL Capital Markets LLC
(A California Limited Liability Company)
Notes to Financial Statements
Year Ended December 31, 2025

Note 6: FIXED ASSETS

Year-end fixed assets owned and utilized in the operations of the Company were as follows:

	December 31, 2025
Vehicles	$ 348,618
Leasehold improvements	138,000
	$ 486,618
Less: Accumulated depreciation	(55,343)
	$ 431,275

Depreciation expense was $55,343 for the year ended December 31, 2025.